Teladoc, Inc.

2 Manhattanville Road, Suite 203

Purchase, NY 10577

June 26, 2015

VIA EDGAR CORRESPONDENCE

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Jeffrey P. Riedler, Assistant Director

Re:                             Teladoc, Inc. Registration Statement on Form S-1 File No. 333-204577

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Teladoc, Inc. (the “Company”), hereby requests acceleration of the effective date of the Registration Statement on Form S-1 File No. 333-204577, as amended, so that it may become effective at 3:00 p.m. Eastern time on Tuesday, June 30, 2015 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. Please call Marc D. Jaffe of Latham & Watkins LLP at (212) 906-1281 to provide notice of effectiveness.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above, the Company, its officers and directors acknowledge the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TELADOC, INC.

		By:	/s/ Adam C. Vandervoort
			Name:	Adam C. Vandervoort
			Title:	Chief Legal Officer and Secretary

cc:	Jason Gorevic of Teladoc, Inc.
Mark Hirschhorn of Teladoc, Inc.
Marc D. Jaffe of Latham & Watkins LLP
Rachel W. Sheridan of Latham & Watkins LLP
Brandon J. Bortner of Latham & Watkins LLP